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                                  EXHIBIT 23.1


                    Consent of Independent Public Accountants



The Board of Directors
Bigmar, Inc.


         We consent to the use of our report incorporated herein by reference and to the reference to our firm under the heading "Experts" in the Prospectus and Registration Statement on Form S-3, as amended. Our report dated March 16, 2000 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and anticipates it will require additional financing in order to fund its operations during 2001, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


/s/  KPMG LLP

Columbus, Ohio

May 31, 2000